Citigroup Inc.	Filed pursuant to rule 433
5,373,000 Convertible Depositary Shares	File No. 333-132177
Each Representing a 1/1000th Interest in a Share of
6.5% Non-Cumulative Preferred Stock, Series T
$50 Liquidation Preference per Convertible Depositary Share

Terms and Conditions:

Issuer:	Citigroup Inc., a Delaware corporation

Securities:	5,373,000 convertible depositary shares, each representing a 1/1000th interest in a share of Citigroup’s 6.5% perpetual non-cumulative convertible preferred stock, Series T (the “Series T preferred stock”), issued upon exercise of the underwriter’s overallotment option.

Trade Date (overallotment):	January 24, 2008

Settlement Date (overallotment):	January 29, 2008 (T+3 days)

Maturity:	Perpetual

Liquidation Preference:	$50,000 per share of Series T preferred stock (equivalent to $50 per depositary share).

Public Offering Price:	$50 per depositary share.

Gross Proceeds to Citigroup (overallotment):	$260,590,500.00 (before expenses)

Dividend Rate:	6.5% per annum on a non-cumulative basis

Dividend Payment Dates:	Quarterly in arrears on the 15th day of each February, May, August and November, when, as and if declared on the Series T preferred stock by Citigroup’s board of directors or a duly authorized committee of the board. Following business day convention. Business days New York.

First Dividend Payment:	February 15, 2008.

Day Count:	30/360.

Conversion Right:	Each share of Series T preferred stock (or each 1,000 depositary shares) may be converted at any time, at the option of the holder, into 1,482.3503 shares of Citigroup common stock (equivalent to a conversion price of $33.73) plus cash in lieu of fractional shares, subject to anti-dilution adjustments. Depositary shares may be converted only in lots of 1,000 depositary shares or integral multiples thereof.

Mandatory Conversion at Citigroup’s Option:	On and after February 15, 2013, Citigroup may, at its option, at any time or from time to time, cause some or all of the Series T preferred stock to be converted into shares of its common stock at the then-applicable conversion rate if, for 20 trading days within any period of 30 consecutive trading days ending on the trading day preceding the date on which Citigroup gives notice of mandatory conversion, the closing price of the common stock exceeds 130% of the then-applicable conversion price of the Series T preferred stock.

Redemption at Citigroup’s Option:	Subject to the Capital Replacement Covenant, and subject to any required approval of the Federal Reserve, Citigroup may redeem the Series T preferred stock, and thus redeem the depositary shares, (a) in whole or in part, on any dividend payment date on or after February 15, 2015, and (b) in whole but not in part, on any dividend payment date on which there is outstanding Series T preferred stock having an aggregate liquidation preference equal to 5% or less of the aggregate liquidation preference of the shares of Series T preferred stock originally issued, in each case at a price equal to 100% of the liquidation preference, plus any dividends thereon from the last dividend payment date to, but excluding, the date of redemption.

Capital Replacement Covenant:	Citigroup has agreed not to redeem the Series T preferred stock during the term of the Capital Replacement Covenant except with proceeds from the sale of Citigroup equity-like securities. The Capital Replacement Covenant will terminate no later than February 15, 2020.

Citigroup Inc.	Filed pursuant to rule 433
5,373,000 Convertible Depositary Shares	File No. 333-132177
Each Representing a 1/1000th Interest in a Share of
6.5% Non-Cumulative Convertible Preferred Stock, Series T
$50 Liquidation Preference per Convertible Depositary Share

Anti-Dilution Adjustments:	Customary U.S. market adjustments, including adjustments for dividends on Citigroup’s common stock in excess of $0.32 per share per quarter.

Make-Whole Shares upon Certain Acquisitions:	The table attached as Annex A sets forth the number of make-whole common shares per share of Series T preferred stock for each common stock price and effective date set forth in such table.

Conversion upon Fundamental Change:	If the reference price in connection with a fundamental change is less than the applicable conversion price, the Series T preferred stock may, at the option of the holder, be converted during the period beginning on the effective date of the fundamental change and ending on the date that is 30 days thereafter at an adjusted conversion price equal to the greater of (a) the reference price and (b) $18.45, subject to adjustment (the “base price”). If the reference price is less than the base price, holders will receive a maximum of 2,710.5834 shares of Citigroup common stock per share of Series T preferred stock (equivalent to 2.7106 shares of common stock per depositary share), subject to adjustment, which may result in a holder receiving value that is less than the liquidation preference of the Series T preferred stock.
The “reference price” is the price paid per share of Citigroup common stock in such fundamental change. If the holders of shares of Citigroup common stock receive only cash in the fundamental change, the reference price will be the cash amount paid per share. Otherwise the reference price will be the average of the closing price per share of Citigroup common stock on the 10 trading days up to, but not including, the effective date of the fundamental change.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the depositary shares on the New York Stock Exchange.

Voting Rights:	The holders of the Series T preferred stock do not have voting rights, except (i) upon the failure of Citigroup to declare and pay dividends on the Series T preferred stock for six quarterly dividend periods, whether or not consecutive, in which case the holders of depositary shares may, together with all other holders of capital stock having similar voting rights, elect two additional directors to Citigroup’s board of directors; (ii) with respect to the issuance of senior capital stock of Citigroup; (iii) with respect to changes to Citigroup’s organizational documents that would adversely affect the voting powers, preferences or special rights of the Series T preferred stock; and (iv) as specifically required by Delaware law.

Sole Bookrunner:	Citigroup Global Markets Inc.

Depositary Shares CUSIP/ISIN:	172967 598 / US1729675983

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. The file number for the registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.

Citigroup Inc.	Filed pursuant to rule 433
5,373,000 Convertible Depositary Shares	File No. 333-132177
Each Representing a 1/1000th Interest in a Share of
6.5% Non-Cumulative Convertible Preferred Stock, Series T
$50 Liquidation Preference per Convertible Depositary Share

ANNEX A

	Stock Price
Effective Date	$26.35	$29.00	$31.50	$34.00	$36.50	$39.00	$41.50	$45.00	$50.00	$55.00	$60.00	$70.00	$80.00

January 17, 2008	415.0586	336.6450	280.8732	237.7517	203.8817	176.8906	155.0925	131.0448	105.8382	87.7535	74.3142	55.9120	44.0147

February 15, 2009	415.0586	335.6342	277.8014	233.2029	198.3240	170.6875	148.5209	124.2930	99.2609	81.6261	68.7560	51.5750	40.7288

February 15, 2010	407.7693	323.3739	263.5573	217.7120	182.0825	154.1127	131.9261	108.0402	83.9517	67.5097	55.8939	41.0257	32.1297

February 15, 2011	395.7941	307.9461	245.7090	198.1091	161.3901	132.8521	110.5226	86.9818	64.1080	49.3099	39.4578	27.8596	21.5687

February 15, 2012	381.2183	289.4432	223.9699	173.5976	134.6697	104.5878	81.4242	57.8404	36.6760	24.6960	17.9378	11.6860	9.0663

February 15, 2013	357.8192	261.7929	193.6996	140.8052	98.3019	63.0255	33.5871	4.8144	0.0000	0.0000	0.0000	0.0000	0.0000

February 15, 2014	332.5456	231.2139	162.2294	112.0320	74.8500	46.3888	24.1098	3.2856	0.0000	0.0000	0.0000	0.0000	0.0000

February 15, 2015	305.5186	179.3119	85.2333	2.7684	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the above table, in which case:
•	If the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the number of make-whole shares will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock prices and the two dates, as applicable, based on a 365-day year;

•	If the stock price is in excess of $80.00 per share (subject to adjustment), no make-whole shares will be issued upon conversion of the Series T preferred stock; and

•	If the stock price is less than $26.35 per share (subject to adjustment), no make-whole shares will be issued upon conversion of the Series T preferred stock.

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